Exhibit 99.1

dLocal announces appointment of Independent Board Member

Montevideo, Uruguay, June 23, 2025 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform, today announced the appointment of Will Pruett as an Independent Board Member and well as a member of our Audit Committee, effective July 1, 2025. With his extensive expertise in capital markets and emerging markets, Mr. Pruett will play a key role in strengthening the Board’s ability to guide dLocal’s growth and scalability.

“We are thrilled to welcome Will Pruett to our Board of Directors,” said Eduardo Azar, Chairman of dLocal. “His deep knowledge of capital market dynamics and investment strategies, combined with his extensive experience across Latin America, Asia, and Africa, will be invaluable as we continue to expand our business and deliver value to our stakeholders.”

Mr. Pruett serves as an independent board member of PicPay, one of the largest Brazilian digital banks. Previously, Mr. Pruett served at Fidelity Investments for 16 years (from 2008 to 2025), where he was a portfolio manager for the Fidelity Latin America Fund (FLATX), Fidelity Emerging Markets Opportunities Fund (FEMSX) and Fidelity Total Emerging Markets Fund (FTEMX). Prior to Fidelity, Mr. Pruett worked at HSBC, where he held roles in retail credit and e-commerce across Asia, Europe and Latin America. Mr. Pruett holds a master’s degree in Business Administration from the Harvard Business School and a degree in Economics from the University of Chicago.

“His expertise and perspectives will undoubtedly add depth to board discussions and help drive long-term shareholder value. We warmly welcome Mr. Pruett and look forward to his meaningful contributions as we continue to unlock the power of emerging markets for our merchants,” added Eduardo Azar.

This appointment underscores dLocal’s dedication to effective governance and leveraging a diversity of viewpoints to drive growth strategies.

Additionally, dLocal announces that Mariam Toulan's term as Independent Director on the Board of Directors will conclude on June 30, 2025. Ms. Toulan has been a valued member of the Board, and the company expresses its gratitude for her contributions, dedication, and wisdom during her tenure. We wish her all the best in her future endeavors.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com